Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

September 9, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 1 – Change in Issued and Outstanding Securities for the period May to August 2005 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION
Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosure

dlw 9/20

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	05/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	28,135,939	As at :	05/01/2005
		Effect on Issued & Outstanding Securities	
Stock Option Plan	0		
Other Issuances and Cancellations	2,500		
Issued & Outstanding Closing Balance :	28,138,439		

Stock Option Plan

Stock Options Outstanding Opening Balance: **772,000** As at : 08/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/11/2005	N	1,245,000			
Filer's comment grant of options @ $6.60					
08/11/2005	N	55,000			
Filer's comment Grant @ $6.60 under new Stock Option Plan.					
Totals		1,300,000	0	0	0

Stock Options Outstanding Closing Balance: **2,072,000** As at : 08/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/18/2005	Warrants	2,500
Filer's comment Exercise of share purchase warrants @ $5.50		
Totals		2,500

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	09/09/2005 15:04:42
Last Updated:	09/09/2005 15:02:33